Exhibit (a)(20)

To:	All Eligible Participants in the Offer to Amend Certain Outstanding Performance-Based Stock Options and Restricted Stock Units

Re:	Extension of Expiration Date of Offer to Amend
We have decided to extend the expiration date of the Offer to Amend Certain Outstanding Performance-Based Stock Options and Restricted Stock Units from September 14, 2009 at 5:00 p.m. to Thursday, September 17, 2009 at 5:00 p.m. Eastern Daylight Time.
If you have already submitted your election form, no further action on your part is required at this time.
If you have NOT submitted your election form and wish to tender your eligible options and restricted stock units for amendment in the offer, you must submit your properly completed election form before 5:00 p.m. Eastern Daylight Time on Thursday, September 17, 2009 via facsimile or email (via PDF or similar imaged document file) to:
SunGard
Attention: Victoria Silbey
Fax: (610) 964-4361
Email: equity@sungard.com
As of the close of business on September 14, 2009, the following have been tendered for amendment in the offer: 7,016,808 Class A shares of SunGard Capital Corp. (“Class A Shares”), 779,405 Class L shares of SunGard Capital Corp. (“Class L Shares”) and 269,877 shares of preferred stock of SunGard Capital Corp. II (“Preferred Shares”) underlying outstanding performance based options to purchase units; 3,846,495 Class A Shares underlying outstanding performance-based options to purchase Class A Shares; and 1,985,641 Class A Shares, 220,559 Class L Shares and 76,371 Preferred Shares underlying outstanding restricted stock units.
If you have any questions about the offer or submitting your election form, please direct them to equity@sungard.com. If you have already returned your election form, no further action is required.